Exhibit 1

For Immediate Release

Pointer Telocation to Fully Acquire

Pointer Recuperación de México

Rosh HaAyin, Israel September 3, 2015 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has entered into a definitive agreement with Pointer Recuperación de México, S. de R.L. de C.V. ("Sellers") to acquire 26% of the issued share capital of Pointer Recuperación de México, S.A. de C.V. ("Pointer Mexico"). Following the completion of the transaction Pointer will hold 100% of the issued share capital of Pointer Mexico.

In consideration for the 26% interest in Pointer Mexico, Pointer is issuing to the Seller an aggregate of 81,081 ordinary shares.

Commenting on the agreement, David Mahlab, Pointer’s CEO said: “We are happy to announce the signing of the agreement to fully acquire Pointer Mexico and turning it into a wholly owned subsidiary. This accretive acquisition streamlines and simplifies our overall business structure, and is in line with our strategic goal for international growth. We established Pointer Mexico with local partners in 2004, and we expect the acquisition will prove to be long-term accretive to our financial results. This acquisition is evidence of our confidence in the Latin American business. We look forward to continuing with our international growth strategy and aim to make additional acquisitions in the Latin American market, where we see long-term growth potential,” concluded Mr. Mahlab.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit www.pointer.com

About Pointer Mexico:

Pointer Mexico was established in 2004 and has become a leading Telematics service provider offering advanced solutions for fleet and asset management applications. Pointer Mexico provides end to end services for a wide range of applications including fleet performance monitoring, Track & Trace, stolen vehicle recovery, driver safety & ECO driving, mobile assets security & inventory management, etc.  Through these services, Pointer Mexico aims to deliver improved fleet operations efficiency, increased productivity, reduced maintenance costs and remote control of valuable mobile assets to its customers.

Pointer Mexico's diverse customer base ranges from small truck fleets of 51 vehicles to cross country logistics, transportation and utility fleets of over 1000 vehicles.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com